EXHIBIT 12.0
MATTEL, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year
(Unaudited; in thousands, except ratios)	2016		2015		2014		2013		2012
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$409,742		$463,915		$586,910		$1,099,128		$945,045
Add:
Interest expense	95,118		85,270		79,271		78,505		88,835
Appropriate portion of rents (a)	36,708		38,297		40,291		37,006		33,736
Earnings available for fixed charges	$541,568		$587,482		$706,472		$1,214,639		$1,067,616
Fixed Charges:
Interest expense	$95,118		$85,270		$79,271		$78,505		$88,835
Appropriate portion of rents (a)	36,708		38,297		40,291		37,006		33,736
Fixed charges	$131,826		$123,567		$119,562		$115,511		$122,571
Ratio of earnings to fixed charges	4.11	X	4.75	X	5.91	X	10.52	X	8.71	X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately one-third of total rental expense.